                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                 Amendment No. 2


                            EMERGE INTERACTIVE, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.008 PER SHARE
                         (Title of Class of Securities)


                                   29088W 10 3
                                 (CUSIP Number)

        N. JEFFREY KLAUDER, ESQ.                  HENRY N. NASSAU, ESQ.
      SAFEGUARD SCIENTIFICS, INC.             INTERNET CAPITAL GROUP, INC.
   435 DEVON PARK DRIVE, BUILDING 800      435 DEVON PARK DRIVE, BUILDING 600
            WAYNE, PA 19087                          WAYNE, PA 19087
             (610) 975-4984                          (610) 989-0111


                                 WITH COPIES TO:

       RICHARD B. ALDRIDGE, ESQ.               CHRISTOPHER G. KARRAS, ESQ.
      MORGAN, LEWIS & BOCKIUS LLP                        DECHERT
           1701 MARKET STREET                   4000 BELL ATLANTIC TOWER
         PHILADELPHIA, PA 19103                     1717 ARCH STREET
             (215) 963-4829                    PHILADELPHIA, PA 19103-2793
                                                     (215) 994-4000


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 21, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP No. 29088W 10 3                                              Page 2 of 20

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
               SAFEGUARD SCIENTIFICS, INC.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                23-1609753
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
               WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               PENNSYLVANIA
-------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
NUMBER                             -0- SHARES
                      ---------------------------------------------------------
OF SHARES             8      SHARED VOTING POWER
                                   9,171,857 SHARES OF CLASS A COMMON STOCK
BENEFICIALLY                       6,833,334 SHARES OF CLASS B COMMON STOCK
                      ---------------------------------------------------------
OWNED                 9      SOLE DISPOSITIVE POWER
                                   -0- SHARES
BY EACH               ---------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
REPORTING                          7,921,857 SHARES OF CLASS A COMMON STOCK
                                   -0- SHARES OF CLASS B COMMON STOCK
PERSON WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               16,005,191 SHARES
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               44.54%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
               CO
-------------------------------------------------------------------------------

* Excludes an aggregate of 383,238 shares of Class A common stock held by certain executive officers and directors of Safeguard Scientifics, Inc., some of whom are directors of Internet Capital Group, Inc., and 501(c)(3) foundations controlled by them. Safeguard Scientifics, Inc. disclaims beneficial ownership of such shares. Also excludes options to purchase 100,000 shares of Class A common stock held by Douglas Alexander, a Managing Director of Internet Capital Group, Inc., 10,120 shares of Class A common stock held by Robert E. Keith, Jr., the Chairman of the Board of Internet Capital Group Inc. and a director of Safeguard Scientifics, Inc., and 5,000 shares of Class A common stock held by Dr. Thomas Gerrity, a director of Internet Capital Group, Inc. Safeguard Scientifics, Inc. disclaims beneficial ownership of such securities.

CUSIP No. 29088W 10 3                                              Page 3 of 20

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
               SAFEGUARD DELAWARE, INC.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                52-2081181
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
               WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
-------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
NUMBER                       -0- SHARES
                      ---------------------------------------------------------
OF SHARES             8   SHARED VOTING POWER
                             3,767,936 SHARES OF CLASS A COMMON STOCK
BENEFICIALLY                 -0- SHARES OF CLASS B COMMON STOCK
                      ---------------------------------------------------------
OWNED                 9   SOLE DISPOSITIVE POWER
                             -0- SHARES
BY EACH               ---------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
REPORTING                    3,767,936 SHARES OF CLASS A COMMON STOCK
                             -0- SHARES OF CLASS B COMMON STOCK
PERSON WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,767,936 SHARES
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               10.83%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
               CO
-------------------------------------------------------------------------------

CUSIP No. 29088W 10 3                                              Page 4 of 20

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
               SAFEGUARD SCIENTIFICS (DELAWARE), INC.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               51-02911711
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
-------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
NUMBER                         -0- SHARES
                      ---------------------------------------------------------
OF SHARES             8      SHARED VOTING POWER
                               4,153,921 SHARES OF CLASS A COMMON STOCK
BENEFICIALLY                   -0- SHARES OF CLASS B COMMON STOCK
                      ---------------------------------------------------------
OWNED                 9      SOLE DISPOSITIVE POWER
                               -0- SHARES
BY EACH               ---------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
REPORTING                      4,153,921 SHARES OF CLASS A COMMON STOCK
                               -0- SHARES OF CLASS B COMMON STOCK
PERSON WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               4,153,921 SHARES
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               11.94%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
               CO
-------------------------------------------------------------------------------

CUSIP No. 29088W 10 3                                              Page 5 of 20

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
               INTERNET CAPITAL GROUP, INC.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  23-2996071
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
-------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
NUMBER                          -0- SHARES
                      ---------------------------------------------------------
OF SHARES             8      SHARED VOTING POWER
                                9,171,857 SHARES OF CLASS A COMMON STOCK
BENEFICIALLY                    6,833,334 SHARES OF CLASS B COMMON STOCK
                      ---------------------------------------------------------
OWNED                 9      SOLE DISPOSITIVE POWER
                                -0- SHARES
BY EACH               ---------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
REPORTING                       1,250,000 SHARES OF CLASS A COMMON STOCK
                                6,833,334 SHARES OF CLASS B COMMON STOCK
PERSON WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            16,005,191 SHARES
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [X]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               44.54%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
               CO
-------------------------------------------------------------------------------

* Excludes options to purchase 100,000 shares of Class A common stock held by Douglas Alexander, a Managing Director of Internet Capital Group, Inc., 10,120 shares of Class A common stock held by Robert E. Keith, Jr., the Chairman of the Board of Directors of Internet Capital Group, Inc. and a director of Safeguard Scientifics, Inc., and 5,000 shares of Class A common stock held by Dr. Thomas Gerrity, a director of Internet Capital Group, Inc. Internet Capital Group, Inc. disclaims beneficial ownership of such securities. Also excludes an aggregate of 383,238 shares of Class A common stock held by certain executive officers and directors of Safeguard Scientifics, Inc., some of whom are also directors of Internet Capital Group, Inc., and 501(c)(3) foundations controlled by them. Internet Capital Group, Inc. disclaims beneficial ownership of such securities.

CUSIP No. 29088W 10 3                                              Page 6 of 20

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
               ICG HOLDINGS, INC.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  51-0396570
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
-------------------------------------------------------------------------------
NUMBER                7      SOLE VOTING POWER
                               -0- SHARES
OF SHARES             ---------------------------------------------------------
                      8      SHARED VOTING POWER
BENEFICIALLY                   1,250,000 SHARES OF CLASS A COMMON STOCK
                               6,833,334 SHARES OF CLASS B COMMON STOCK
OWNED                 ---------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER
BY EACH                        -0- SHARES
                      ---------------------------------------------------------
REPORTING             10     SHARED DISPOSITIVE POWER
                               1,250,000 SHARES OF CLASS A COMMON STOCK
PERSON WITH                    6,833,334 SHARES OF CLASS B COMMON STOCK
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               8,083,334 SHARES
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               22.50%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
               CO
-------------------------------------------------------------------------------

CUSIP No. 29088W 10 3                                              Page 7 of 20

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
               1999 INTERNET CAPITAL L.P.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
-------------------------------------------------------------------------------
                      7      SOLE VOTING POWER
NUMBER                         -0- SHARES
                      ---------------------------------------------------------
OF SHARES             8      SHARED VOTING POWER
                               1,250,000 SHARES OF CLASS A COMMON STOCK
BENEFICIALLY                   6,833,334 SHARES OF CLASS B COMMON STOCK
                      ---------------------------------------------------------
OWNED                 9      SOLE DISPOSITIVE POWER
                               -0- SHARES
BY EACH               ---------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
REPORTING                      1,250,000 SHARES OF CLASS A COMMON STOCK
                               6,833,334 SHARES OF CLASS B COMMON STOCK
PERSON WITH
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               8,083,334 SHARES
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [ ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               22.50%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
               PN
-------------------------------------------------------------------------------

CUSIP No. 29088W 10 3                                              Page 8 of 20


The following information supplements and amends the information contained in the Schedule 13D, as amended, previously filed by the Reporting Persons relating to the common stock, $0.008 par value per share, of eMerge Interactive, Inc., a Delaware corporation (the "Company"), listed on the cover pages of this amendment.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

Add the following to the end of Item 3:

      On December 21, 2000, Safeguard Scientifics, Inc. ("Safeguard") purchased from XL Vision, Inc. 689,200 shares of the Company's Class A common stock for an aggregate purchase price of $2,237,074.

      The funds used in making these purchases came from the general working capital of Safeguard.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The following replaces in its entirety the disclosure previously contained in
Item 5:

      The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by each Reporting Person. Except as otherwise noted, each person listed has sole voting and dispositive power over all shares listed opposite its name. Any of the aforementioned persons whose names do not appear in the table below do not, to the best of each Reporting Person's knowledge, beneficially own any shares of the Company.

      Unless otherwise indicated in Schedule VII annexed hereto, no Reporting Person or director or executive officer of a Reporting Person listed on Schedules II-VI annexed hereto has consummated any transaction in the Company's shares during the past sixty days other than as set forth herein.

                                                  Beneficial Ownership
                                             Number of            Percentage
                                               Shares              of Total
Safeguard Scientifics, Inc.                  16,005,191 (3)        44.54% (1)
Safeguard Delaware, Inc.                      3,767,936 (4)        10.83% (2)
Safeguard Scientifics (Delaware), Inc.        4,153,921            11.94% (2)
Safeguard 98 Capital, L.P.                      340,000 (5)         0.98% (2)
Internet Capital Group, Inc.                 16,005,191 (6)        44.54% (1)
ICG Holdings, Inc.                            8,083,334 (7)        22.50% (1)
1999 Internet Capital L.P.                    8,083,334 (7)        22.50% (1)

--------------

(1) Calculations based upon 34,794,896 shares outstanding on November 7, 2000 and warrants to purchase 1,138,889 shares exercisable within 60 days of the date hereof.

(2)   Calculations based upon 34,794,896 shares outstanding on November 7, 2000.

(3) Includes the 8,083,334 shares beneficially owned by ICG, the 3,767,936 shares beneficially owned by SDI, a wholly-owned subsidiary of Safeguard, and the 4,153,921 shares beneficially owned by SSDI, a wholly-owned subsidiary of Safeguard. Safeguard and each of SDI and SDII have reported that Safeguard together with each of SDI and SDII, respectively, have both shared voting and dispositive power with respect to the shares held by each of SDI and SDII, respectively, because Safeguard is the sole stockholder of each of SDI and SDII. Included in the 3,767,936 shares beneficially owned by SDI are 340,000 shares of the Company that Safeguard 98 (of which SDI serves as the general partner) has the option to acquire upon conversion of debt of XL Vision to Safeguard 98 and 120,721 shares of the Company which SDI will acquire upon conversion of debt of XL Vision to SDI. Safeguard and ICG have entered into a joint venture agreement that, among other things, governs how the shares of the Company's common stock that are beneficially owned by each of them will be voted. Excludes an aggregate of 383,238 shares of Class A common stock held by certain executive officers and directors of Safeguard, some of whom are directors of ICG, and 501(c)(3) foundations controlled by them. Safeguard disclaims beneficial

CUSIP No. 29088W 10 3                                              Page 9 of 20


      ownership of such shares. Also excludes options to purchase 100,000 shares of Class A common stock held by Douglas Alexander, a Managing Director of ICG, 10,120 shares of Class A common stock held by Robert E. Keith, Jr., the Chairman of the Board of ICG and a director of Safeguard, and 5,000 shares of Class A common stock held by Dr. Thomas Gerrity, a director of ICG. Safeguard disclaims beneficial ownership of such securities.

(4) SDI is a wholly-owned subsidiary of Safeguard and the general partner of 98 Capital. Includes an aggregate of 460,721 shares that SDI may acquire from XL Vision in connection with the conversion of debt of XL Vision to 98 Capital and SDI.

(5) Represents 340,000 shares that reporting person may acquire from XL Vision in connection with the conversion of debt.

(6) Includes 7,921,857 shares beneficially owned by Safeguard. Safeguard and ICG have entered into a joint venture agreement that, among other things, governs how the shares of the Company's common stock that are controlled by each of them will be voted. Also includes 5,694,445 shares of Class B common stock, a warrant to purchase 1,138,889 shares of Class B common stock, and 1,250,000 shares of Class A common stock held by ICG LP, a Delaware limited partnership of which ICG's wholly-owned subsidiary, ICG Holdings, is the sole general partner. ICG, ICG Holdings and ICG LP have reported that each of them has both shared voting and dispositive power with respect to the shares held by ICG LP because ICG is the sole stockholder of ICG Holdings and ICG Holdings is the sole general partner of ICG LP. ICG, ICG Holdings and ICG LP share dispositive power over such 8,083,334 shares. Excludes options to purchase 100,000 shares of Class A common stock held by Douglas Alexander, a Managing Director of ICG, 10,120 shares of Class A common stock held by Robert E. Keith, Jr., the Chairman of the Board of ICG and a director of Safeguard, and 5,000 shares of Class A common stock held by Dr. Thomas Gerrity, a director of ICG. ICG disclaims beneficial ownership of such securities. Also excludes an aggregate of 383,238 shares of Class A common stock held by certain executive officers and directors of Safeguard, some of whom are directors of ICG, and 501(c)(3) foundations controlled by them. ICG disclaims beneficial ownership of such securities.

(7) Includes 5,694,445 shares of Class B common stock, a warrant to purchase 1,138,889 shares of Class B common stock and 1,250,000 shares of Class A common stock owned by ICG LP.

      The Schedule 13D previously filed included in Safeguard's beneficial ownership calculation the shares of Class A common stock of the Company owned by XL Vision, Inc. ("XL") and Technology Leaders L.P., Technology Leaders MI Corp., Technology Leaders II L.P. and Technology Leaders II Offshore, C.V. ("TL Funds"). Safeguard disclaims beneficial ownership of the shares of Class A common stock of the Company owned by XL or the TL Funds except as expressly described in Item 5 and such shares are excluded from all beneficial ownership calculations contained in this amendment.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Add the following to the end of Item 6:

      98 Capital and XL Vision are parties to a Note Purchase Agreement dated as of May 14, 1999 pursuant to which 98 Capital has the option of converting a portion of the debt of XL Vision into 340,000 shares of the Company currently owned by XL Vision, at an initial per share conversion price of $11.25. Commencing August 9, 2001, XL Vision may require mandatory conversion of such debt as long as the closing price of a share of the Company's common stock has exceeded $22.50 for each of the previous 65 trading days. Commencing on the earlier of August 9, 2001 or 90 days after completion of a second public offering of common stock of the Company, XL Vision also may prepay up to $5 million of debt at a price equal to the lower of a 25% discount from the rolling 20-day average closing price or a 20% discount from the closing price on the day before prepayment, so long as the 20-day average closing price and the last day closing price exceeds $22.50 per share.

      SDI and XL Vision are parties to a Master Note Modification Agreement dated as of May 19, 2000 that provides that one-third of various outstanding notes of XL Vision held by SDI will become convertible into 120,721 shares of the Company owned by XL Vision.

CUSIP No. 29088W 10 3                                             Page 10 of 20

      Safeguard and SDI are parties to a Purchase and Sale Agreement dated as of December 21, 2000 pursuant to which SDI purchased 689,200 shares of the Company from XL Vision as described in Item 3.

      The foregoing descriptions are qualified in their entirety by reference to the Note Purchase Agreement, the Master Note Modification Agreement, and the Purchase and Sale Agreement, copies of which are attached hereto as Exhibits 99.2, 99.3 and 99.4, respectively, and the terms of which are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Add the following to the end of Item 7:


      Agreement Regarding the Joint Filing of Schedule 13D attached hereto as
Exhibit 99.1.

      Note Purchase Agreement, dated as of May 14, 1999, among XL Vision, Inc., Safeguard 98 Capital L.P., Wheatley Partners, L.P. (and each of its affiliates, "The Wheatley Group") attached hereto as Exhibit 99.2.

      Master Note Modification Agreement, dated as of May 19, 2000, by and among XL Vision, Inc., Safeguard Delaware, Inc., Technology Leaders L.P. and Technology Leaders MI Corp., attached hereto as Exhibit 99.3.

      Purchase and Sale Agreement dated as of December 21, 2000 by and among XL Vision, Inc., Safeguard Scientifics, Inc., Safeguard Delaware, Inc. and incuVest LLC, attached hereto as Exhibit 99.4.

CUSIP No. 29088W 10 3                                             Page 11 of 20


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this schedule is true, complete and correct.

Date:    March 15, 2001             Safeguard Scientifics, Inc.

                                    By: /s/ N. Jeffrey Klauder
                                    ------------------------------
                                        N. Jeffrey Klauder
                                        Executive Vice President
                                          and General Counsel

Date:    March 15, 2001             Safeguard Delaware, Inc.

                                    By: /s/ N. Jeffrey Klauder
                                    -------------------------------
                                        N. Jeffrey Klauder
                                        Vice President

Date:    March 15, 2001             Safeguard Scientifics (Delaware), Inc.

                                    By: /s/ N. Jeffrey Klauder
                                    -------------------------------
                                        N. Jeffrey Klauder
                                        Vice President

Date:    March 15, 2001             Internet Capital Group, Inc.

                                    By: /s/ Henry N. Nassau
                                    -------------------------------
                                        Henry N. Nassau
                                        Managing Director, General Counsel
                                        and Secretary

Date:    March 15, 2001             ICG Holdings, Inc.

                                    By: /s/ Henry N. Nassau
                                    -------------------------------
                                        Henry N. Nassau
                                        Secretary

Date:    March 15, 2001             1999 Internet Capital L.P.
                                    By: ICG Holdings, Inc., its General Partner

                                    By: /s/ Henry N. Nassau
                                    -------------------------------
                                        Henry N. Nassau
                                        Secretary

CUSIP No. 29088W 10 3                                             Page 12 of 20


                                   SCHEDULE I

1.    Safeguard Scientifics, Inc.


      Safeguard Scientifics, Inc. a Pennsylvania corporation ("Safeguard"), owns all of the outstanding capital stock of Safeguard Delaware, Inc., a Delaware corporation ("SDI"), Safeguard Scientifics (Delaware) Inc. ("SSDI")" and Technology Leaders Management, Inc., a Pennsylvania corporation ("TL Management"). Safeguard has an address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087-1945. Safeguard is a leader in identifying, developing and operating premier technology companies with a focus on three sectors: software, communications, and eServices. See Schedule II with respect to the executive officers and directors of Safeguard as of the date of filing this Schedule 13D.

2.    Safeguard Delaware, Inc.

       SDI is a wholly owned subsidiary of Safeguard. SDI is the sole general partner of Safeguard 98 Capital, L.P., a Delaware limited partnership. SDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. Schedule III provides information about the executive officers and directors of SDI as of the date of filing this Schedule 13D.

3.    Safeguard Scientifics (Delaware), Inc.

       SSDI is a wholly owned subsidiary of Safeguard. SSDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. Schedule IV provides information about the executive officers and directors of SDI as of the date of filing this
      Schedule 13D.

CUSIP No. 29088W 10 3                                             Page 13 of 20


                                  SCHEDULE I-A

1.    Internet Capital Group, Inc.

       Internet Capital Group, Inc., a Delaware corporation ("ICG"), owns all of the outstanding capital stock of ICG Holdings, Inc., a Delaware corporation ("ICG Holdings"). ICG has an address at 435 Devon Park Drive, 600 Building, Wayne, PA 19087. See Schedule V with respect to the executive officers and directors of ICG as of the date of filing this
      Schedule 13D.

2.    ICG Holdings, Inc.

      ICG Holdings is a wholly-owned subsidiary of ICG. ICG Holdings is a holding company with a principal place of business at Pencader Corporate Center, 100 Lake Drive, Suite 4, Newark, DE 19702. ICG Holdings is the sole General Partner of 1999 Internet Capital L.P., a Delaware limited partnership ("ICG LP"). See Schedule VI with respect to the executive officers and directors of ICG Holdings as of the date of filing this
      Schedule 13D.

3.    1999 Internet Capital L.P.

       ICG LP is a Delaware limited partnership with a principal place of business at Pencader Corporate Center, 100 Lake Drive, Suite 4, Newark, DE 19702.

CUSIP No. 29088W 10 3                                             Page 14 of 20


                                   SCHEDULE II
         EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS, INC.


       Name                            Present Principal Employment                 Business Address
       ----                            ----------------------------                 ----------------
EXECUTIVE OFFICERS*

Warren V. Musser                   Chairman of the Board and Chief Executive    Safeguard Scientifics,Inc.
                                   Officer                                      800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Harry Wallaesa                     President and Chief Operating Officer        Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Jerry L. Johnson                   Executive Vice President, Operations         Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Gerald A. Blitstein                Executive Vice President and Chief           Safeguard Scientifics,Inc.
                                   Financial Officer                            800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

John K. Halvey                     Executive Vice President                     Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

N. Jeffrey Klauder                 Executive Vice President and General         Safeguard Scientifics,Inc.
                                   Counsel                                      800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

DIRECTORS*

Vincent G. Bell Jr.                President and Chief Executive Officer,       Verus Corporation
                                   Verus Corporation                            5 Radnor Corporate Center
                                                                                Suite 520
                                                                                Radnor, PA 19087

Walter W. Buckley III              President & CEO, Internet Capital Group,     Internet Capital Group
                                   Inc.                                         435 Devon Park Drive
                                                                                Building 600
                                                                                Wayne, PA 19087

Robert A. Fox                      President, R.A.F. Industries                 R.A.F. Industries
                                                                                One Pitcairn Pl, Suite 2100
                                                                                165 Township Line Road
                                                                                Jenkintown, PA 19046-3593

Robert E. Keith Jr.                Managing Director of TL Ventures and         TL Ventures
                                   President and CEO, Technology Leaders        700 Building
                                   Management, Inc.                             435 Devon Park Drive
                                                                                Wayne, PA 19087

Michael Emmi                       Chairman, President and CEO, Systems &       Systems & Computer Technology
                                   Computer Technology Corporation              Corporation
                                                                                4 Country View Road
                                                                                Malvern, PA 19355

Jack L. Messman                    President and CEO, Cambridge Technology      Cambridge Technology Partners
                                   Partners                                     (Massachusetts)
                                                                                8 Cambridge Center
                                                                                Cambridge, MA 02142

Warren V. Musser                   (Same as above)                              (Same as above)
Russell E. Palmer                  Chairman and CEO, The Palmer Group           The Palmer Group
                                                                                3600 Market Street, Suite 530
                                                                                Philadelphia, PA 19104

John W. Poduska Sr.                Chairman of the Board, Advanced Visual       Advanced Visual Systems, Inc.
                                   Systems, Inc.                                300 Fifth Avenue
                                                                                Waltham, MA 02154

CUSIP No. 29088W 10 3                                             Page 15 of 20

       Name                            Present Principal Employment                 Business Address
       ----                            ----------------------------                 ----------------
Heinz Schimmelbusch                President, Safeguard International Group,    Safeguard International Group
                                   Inc., Chairman, Allied Resource              Building 400
                                   Corporation, Chairman, Metallurg, Inc. and   435 Devon Park Drive
                                   Managing Director, Safeguard International   Wayne, PA 19087
                                   Fund, L.P.
Hubert J.P. Schoemaker             Chairman of the Board and CEO, Neuronyx,     Neuronyx, Inc.
                                   Inc.                                         200 Great Valley Parkway
                                                                                Malvern, PA 19355
Harry Wallaesa                     (Same as above)                              (Same as above)
Carl J. Yankowski                  President and CEO, Palm Computing, Inc.      Palm Computing, Inc.
                                                                                5400 Bayfront Plaza, MS9208
                                                                                Santa Clara, CA 95054


* All Executive Officers and Directors are U.S. citizens, except Heinz Schimmelbusch, who is a citizen of Austria, and Hubert J.P. Schoemaker, who is a citizen of the Netherlands.

CUSIP No. 29088W 10 3                                             Page 16 of 20

                                  SCHEDULE III
          EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD DELAWARE, INC.


         Name           Present Principal Employment        Business Address
         ----           ----------------------------        ----------------
EXECUTIVE OFFICERS*

Harry Wallaesa         President                      Safeguard Scientifics, Inc.
                                                      800 The Safeguard Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087

Jerry L. Johnson       Vice President                 Safeguard Scientifics, Inc.
                                                      800 The Safeguard Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087

Gerald A. Blitstein    Vice President and Treasurer   Safeguard Scientifics, Inc.
                                                      800 The Safeguard Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087

John K. Halvey         Vice President                 Safeguard Scientifics, Inc.
                                                      800 The Safeguard Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087

N. Jeffrey Klauder     Vice President and Assistant   Safeguard Scientifics, Inc.
                       Secretary                      800 The Safeguard Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087

DIRECTORS*

Joseph DeSanto         Vice President, Safeguard      Safeguard Scientifics, Inc.
                       Scientifics, Inc.              800 The Safeguard Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087

Tonya Zweier           Vice President, Safeguard      Safeguard Scientifics, Inc.
                       Scientifics, Inc.              800 The Safeguard Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087

Mary Alice Avery       Assistant Secretary            103 Springer Building
                                                      3411 Silverside Road
                                                      Wilmington, DE 19810

*  All Executive Officers and Directors are U.S. Citizens.

CUSIP No. 29088W 10 3                                             Page 17 of 20

                                   SCHEDULE IV
   EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS (DELAWARE), INC.


         Name          Present Principal Employment        Business Address
         ----          ----------------------------        ----------------
EXECUTIVE OFFICERS*

Harry Wallaesa         President                      Safeguard Scientifics, Inc.
                                                      800 The Safeguard Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087

Jerry L. Johnson       Vice President                 Safeguard Scientifics, Inc.
                                                      800 The Safeguard Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087

Gerald A. Blitstein    Vice President and Treasurer   Safeguard Scientifics, Inc.
                                                      800 The Safeguard Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087

John K. Halvey         Vice President                 Safeguard Scientifics, Inc.
                                                      800 The Safeguard Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087

N. Jeffrey Klauder     Vice President and Assistant   Safeguard Scientifics, Inc.
                       Secretary                      800 The Safeguard Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087
DIRECTORS*

Joseph DeSanto         Vice President, Safeguard      Safeguard Scientifics, Inc.
                       Scientifics, Inc.              800 The Safeguard Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087

Tonya Zweier           Vice President, Safeguard      Safeguard Scientifics, Inc.
                       Scientifics, Inc.              800 The Safeguard Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087

Mary Alice Avery       Assistant Secretary            103 Springer Building
                                                      3411 Silverside Road
                                                      Wilmington, DE 19810


*  All Executive Officers and Directors are U.S. Citizens.

CUSIP No. 29088W 10 3                                             Page 18 of 20


                                   SCHEDULE V
        EXECUTIVE OFFICERS AND DIRECTORS OF INTERNET CAPITAL GROUP, INC.

         Name             Present Principal Employment          Business Address
         ----             ----------------------------          ----------------
EXECUTIVE OFFICERS*

Walter W. Buckley III    President and CEO                Internet Capital Group, Inc.
                                                          600 Building
                                                          435 Devon Park Drive
                                                          Wayne, PA 19087

Kenneth A. Fox           Managing Director, West Coast    Internet Capital Group, Inc.
                         Operations                       600 Building
                                                          435 Devon Park Drive
                                                          Wayne, PA 19087

Nigel T. Andrews         Managing Director, Office of     Internet Capital Group, Inc.
                         the President                    600 Building
                                                          435 Devon Park Drive
                                                          Wayne, PA 19087

Henry N. Nassau          Managing Director, General       Internet Capital Group, Inc.
                         Counsel and Secretary            600 Building
                                                          435 Devon Park Drive
                                                          Wayne, PA 19087

Edward H. West           Managing Director and Chief      Internet Capital Group, Inc.
                         Financial Officer                600 Building
                                                          435 Devon Park Drive
                                                          Wayne, PA 19087
DIRECTORS*

Robert E. Keith, Jr.     Managing Director of TL          TL Ventures
                         Ventures and President and       700 Building
                         CEO, Technology Leaders          435 Devon Park Drive
                         Management, Inc.                 Wayne, PA 19087

Walter W. Buckley, III   (Same as above)                  (Same as above)

Kenneth A. Fox           (Same as above)                  (Same as above)

Julian A. Brodsky        Vice Chairman, Comcast           Comcast Corporation
                         Corporation and Vice             1500 Market Street
                         President and Director, Sural    Philadelphia, PA 19102
                         Corporation

Dr. Thomas P. Gerrity    Professor and Director,          The Wharton School
                         Wharton School, Electronic       University of Pennsylvania
                         Commerce Forum                   1000 Steinberg
                                                          Hall-Dietrich Hall
                                                          Philadelphia, PA  19104

Warren V. Musser         Chairman of the Board and        Safeguard Scientifics, Inc.
                         Chief Executive Officer,         800 The Safeguard Building
                         Safeguard Scientifics, Inc.      435 Devon Park Drive
                                                          Wayne, PA 19087

Peter A. Solvik          Senior Vice President and        Cisco Systems, Inc.
                         Chief Information Officer,       170 West Tasman Drive
                         Cisco Systems, Inc.              San Jose, CA 95134-1706


* All Executive Officers and Directors are U.S. Citizens, except Nigel T. Andrews, who is a citizen of the United Kingdom.

CUSIP No. 29088W 10 3                                             Page 19 of 20


                                   SCHEDULE VI
             EXECUTIVE OFFICERS AND DIRECTORS OF ICG HOLDINGS, INC.

         Name           Present Principal Employment        Business Address
         ----           ----------------------------        ----------------
EXECUTIVE OFFICERS*
Walter W. Buckley III  President                      Internet Capital Group, Inc.
                                                      600 Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087
Kenneth A. Fox         Vice President                 Internet Capital Group, Inc.
                                                      600 Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087
Henry N. Nassau        Vice President and Secretary   Internet Capital Group, Inc.
                                                      600 Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087
Edward H. West         Chief Financial Officer        Internet Capital Group, Inc.
                                                      600 Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087
DIRECTORS*
Walter W. Buckley, III (Same as above)                (Same as above)
Kenneth A. Fox         (Same as above)                (Same as above)
Henry N. Nassau        (Same as above)                (Same as above)
Edward H. West         (Same as above)                (Same as above)


*All Executive Officers and Directors are U.S. Citizens.

CUSIP No. 29088W 10 3                                             Page 20 of 20


                                  SCHEDULE VII

      All of the transactions in the following table were effected in brokers' transactions in the Nasdaq National Market unless otherwise noted.


-----------------------------------------------------------------------------------------------------------------------
                                                TYPE OF
         PARTY         TRANSACTION DATE       TRANSACTION          NUMBER OF SHARES                  PRICE PER SHARE
-----------------------------------------------------------------------------------------------------------------------
Vincent G. Bell           12/19/00               Sale                    3,257                            $3.7812
(foundation)
-----------------------------------------------------------------------------------------------------------------------
Vincent G. Bell           12/18/00               Sale                    2,000                            $3.875
(foundation)
-----------------------------------------------------------------------------------------------------------------------
Vincent G. Bell Jr.       12/26/00               Sale                    4,000                            $3.875
-----------------------------------------------------------------------------------------------------------------------
Robert A. Fox             12/18/00               Private Purchase        500,000                          $5.50
-----------------------------------------------------------------------------------------------------------------------
Robert A. Fox             1/10/01 through        Sale                    160,100                          $5.55
                          1/26/01
-----------------------------------------------------------------------------------------------------------------------